3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
John M. Ford
(215) 981-4009
fordjm@pepperlaw.com
July 2, 2009
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: James E. O’Connor, Esq. and Christina DiAngelo

Re:	WT Mutual Fund
File No. 333-159797
Dear Mr. O’Connor and Ms. DiAngelo:
     On behalf of WT Mutual Fund (the “Trust”), accompanying this letter is Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 (the “Amendment”) in connection with the reorganization of the Wilmington Moderate Asset Allocation Fund into the Wilmington Conservative Asset Allocation Fund.
     The Amendment reflects the Staff’s comments with respect to, (i) clarifying that the Adviser will bear the costs of the reorganization; (ii) revising the fee table to reflect June 30, 2009 expenses, (iii) revising the capitalization table to as of December 31, 2008 information to coincide with the pro forma information in the Statement of Additional Information; and (iv) revising disclosure regarding the board consideration of the impact on the surviving fund’s capital loss carryforwards.
     The Fund respectfully requests that effectiveness of the above-captioned Amendment be accelerated to July 6, 2009. Your cooperation in this regard would be greatly appreciated. If you have any questions regarding the Amendment, please contact the undersigned at 215.981.4009 or, in his absence, to Joseph V. Del Raso, Esq. at 215.981.4506.

Very truly yours,
/s/ John M. Ford
John M. Ford

cc:	Mr. John J. Kelley
Joseph V. Del Raso, Esq.
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